Prime Acquisition Corp. to Merge with a Newly Formed Company in Proposed

$200 Million Italian Commercial Real Estate Transaction

Highlights

•	Bhn S.r.l, a leading financial and strategic advisory boutique based in Milan is advising on the formation of a company (“Target”) which, subject to the execution of a definitive stock exchange agreement with Prime, will exchange for ordinary shares an attractive portfolio of commercial real estate assets in Italy, primarily controlled by one of the top five banks in Italy (“Initial Portfolio”).

•	Initial Portfolio is valued at approximately $200 million

•	Diversified portfolio of properties throughout Italy with high occupancy rates of 99% through 2012

•	Approximately 120,000 square meters of gross leasable area

•	Bhn will manage the properties and seek to grow the portfolio using a strategy similar to this transaction

Transaction consideration of approximately $200 million for the Target consists of a combination of equity and assumption of debt

•	Prime Acquisition Corp. to issue approximately 2.5 million ordinary shares to the Target’s shareholders at $10.00 per share

•	Prime to assume Target’s favorable terms under debt obligations of approximately $175 million

•	Prime is filing a proxy proposing to its shareholders an extension for a period of six months after the termination date. Prime is also allowing shareholders holding its ordinary shares issued in its IPO the opportunity to redeem their shares. Prime will grant shareholders of the combined company who elect not to redeem their shares prior to the completion of the business combination one warrant for every four shares not redeemed at the time of the transaction’s completion.

Transaction creates growth platform

•	Bhn expects to utilize Prime’s publicly traded platform to significantly expand its initial real estate portfolio over the next few years in Italy and throughout Europe

•	Bhn management to leverage the experience and global relationships of its management team, particularly with European banks owning significant real estate portfolios to pursue attractively valued real estate assets in Italy and other Southern European countries

Shijiazhuang, China – February 25, 2013 – Prime Acquisition Corp. (“Prime”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, and privately held bhn S.r.l. today announced that they have entered into a binding Letter of Intent in connection with a proposed business combination transaction.

Ms. Diana Liu, CEO of Prime, stated, “We are very excited about this opportunity. Through our relationships in the financial and investment banking industry, we were presented with this transaction, which we determined was a tremendous opportunity for our shareholders. We are leveraging our national market listing to assist bhn in its relationship with the owner of the properties and have structured what we believe is an institutional-friendly transaction to purchase a portfolio of quality assets with limited downside risk and greater value in the long-term due to opportune timing in the Italian real estate market.”

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February 25, 2013

Ms. Liu continued, “We are pleased to be working with the knowledgeable and experienced management team at bhn, led by its Chairman Marco Prete. Bhn’s management team possesses an aggregate of over 40 years of experience in advising companies in M&A, debt management, restructuring, capital markets, and real estate, and has long-standing, trusted relationships with clients in various industries. Their versatility and excellent track record as innovative asset managers have consistently produced quality returns for their investors and clients. The current state of the real estate market in Southern Europe puts the combined company in a position to take advantage of purchasing quality assets at incredibly favorable rates, with the potential upside of a rebound in the industry. We intend to work closely with the management team to help develop and grow Prime as a publicly traded entity and look forward to more exciting opportunities in the years ahead.”

Mr. Marco Prete, founder and chairman of bhn, commented, “We believe that creating a publicly traded portfolio of diverse, high-quality commercial real estate assets at these historically low valuations is just the initial transaction of what is a much larger opportunity. As a result of the economic and banking difficulties throughout Europe over the past five years, there is a significant number of quality assets held by sellers looking for liquidity that we believe can be acquired by Prime over the next couple of years. We also see numerous possibilities to utilize our public currency to acquire these attractive high-yielding assets. This merger with Prime is the ideal vehicle to leverage a public listing and take advantage of purchasing assets at tremendous valuations with favorable debt financing. We appreciate Prime’s confidence in our business and are excited to be working together.”

Details of Transaction/Business Combination

The transaction with the Target is subject to the negotiation and execution of definitive agreements with the Target and its shareholders, various agreements with bhn and other customary conditions, consents and approvals, including maintenance of Prime’s Nasdaq listing.

Under the terms of the transaction, upon satisfaction of the necessary conditions, Prime will acquire 100.0% of the Target in exchange for approximately 2.5 million newly issued ordinary shares of Prime (representing an equity value of approximately $25 million based on an agreed upon value of $10.00 per share) and Prime’s assumption of approximately $175 million of the Target’s debt, for a total transaction value of approximately $200 million.

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February 25, 2013

The Target’s portfolio consists of several commercial real estate properties, primarily owned by entities controlled by one of the top five banks in Italy.

Upon closing, which is anticipated to occur in the second quarter of 2013, bhn will enter into a management agreement with Prime, whereby bhn will be responsible for managing the assets of Prime, including but not limited to selecting additional performing assets to be acquired, negotiating such acquisitions, selecting local property management companies, and disposing of the assets.

The Board of Directors (“Board”) shall consist of seven members immediately after the closing, including one person currently serving on Prime’s Board of Directors for a one-year period after the closing date. The remaining members of the Board shall be nominated by bhn. A majority of the Board will be independent, non-executive members.

As Prime will not be able to complete the business combination with bhn and the Target prior to the March 30, 2013, termination date set forth in its amended and restated memorandum and articles of association and trust agreement, Prime is filing a proxy on February 25, 2013, proposing to its shareholders an extension for a period of six months after the termination date (the “Extension”). In connection with the Extension, Prime is also allowing shareholders holding its ordinary shares issued in its IPO the opportunity to redeem their shares for a pro rata portion of the trust account established by Prime at the consummation of the IPO.

The business combination is subject to the negotiation and execution of definitive documentation, as well as the approval by the shareholders of Prime and the Target, as well as regulatory approval and other customary closing conditions. Prime will grant shareholders of the combined company who elect not to redeem their shares prior to the completion of the business combination one warrant for every four shares not redeemed at the time of the transaction’s completion. Such warrants will be identical to the warrants included in the units issued in Prime’s IPO.

Portfolio Highlights

All of the assets in the Initial Portfolio will be commercial real estate assets based in Italy. The properties in the Initial Portfolio will have low vacancy rates less than 2% with an average lease expiration of approximately eight years. The properties will mainly be commercial and office buildings, located in major cities in central and northern Italy, with approximately 120,000 square meters of gross leasable area and approximately $15 million annual rental income in 2012.

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February 25, 2013

Additional Information

For additional information on the acquisition, see the Form 6-K describing the Letter of Intent that will be filed by Prime in the coming days and can be obtained without charge, when available, at the Securities and Exchange Commission’s website (http://www.sec.gov). Bhn’s website is http://bhn.it.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc. Carolyne Yu Senior Associate (212) 836-9610 cyu@equityny.com	Adam Prior Senior Vice President (212) 836-9606 aprior@equityny.com

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business. Prime consummated its initial public offering on March 30, 2011, and generated aggregate gross proceeds of $36 million. Each unit issued in the IPO consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. On May 25, 2011, the ordinary shares and warrants underlying the units sold in the IPO began to trade separately on a voluntary basis.

About Bhn S.r.l.

Established in 2001, bhn S.r.l. is a leading financial and strategic advisory boutique based in Milan, specializing in mergers and acquisitions, debt management and restructuring, capital markets and real estate. The Company focuses primarily on European opportunities in Italy, Spain and Greece.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., bhn S.r.l., and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.

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February 25, 2013

The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

  Continued compliance with government regulations;
  Changing legislation or regulatory environments;
  Requirements or changes affecting the businesses in which bhn is engaged;
  Industry trends, including factors affecting supply and demand;
  Labor and personnel relations;
  Credit risks affecting the combined business’ revenue and profitability;
  Changes in the real estate industry;
  Bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
  Changing interpretations of generally accepted accounting principles;
  General economic conditions; and
  Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor bhn assumes any obligation to update the information contained in this press release.

Additional Information

The planned tender offer for the ordinary shares of Prime to be conducted in connection with the business combination described herein has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares will be made pursuant to an offer to purchase and related materials that Prime intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Prime will file a tender offer statement on Schedule TO and other offer documents with the SEC. The business combination tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to such tender offer. These materials will be sent free of charge to all security holders of Prime when available. In addition, all of these materials (and all other materials filed by Prime with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the business combination tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the business combination tender offer because they will contain important information about the business combination tender offer, the acquisition described herein and the parties to the acquisition.

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February 25, 2013

Prime is filing proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Prime has to complete a business combination beyond March 30, 2013. In connection with such extension, Prime will conduct a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Prime ordinary shares is being made pursuant to a tender offer statement on Schedule TO and other offer documents that Prime is filing with the SEC. The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials are being sent free of charge to all security holders of Prime. In addition, all of these materials (and all other materials filed by Prime with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Prime are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they will contain important information about the extension and the extension tender offer.

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